Via Facsimile and U.S. Mail
Mail Stop 03-09

      March 2, 2005

Mr. Todd Derbin
Chief Executive Officer
Advaxis, Inc.
212 Carnegie Center, Suite 206
Princeton, NJ 08540

Re:	Advaxis, Inc.
	Registration Statement on Form SB-2
      Filed February 3, 2005
	File Number 333-122504

Dear Mr. Derbin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM SB-2

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please complete all of the non-pricing blank sections of your filing prior to filing your next amendment.

Prospectus Summary, page 3

3. Your summary does not present a balanced view of your business. Currently, your summary is a detailed discussion of only the positive aspects of your company`s business and products. Please revise the summary to present a balanced picture. The revised discussion should include, among other things, your history of losses, accumulated deficit, size of staff, extent of operations, that you have no commercially viable products or FDA approved products, and that you expect to continue incurring substantial losses for the foreseeable future and may never achieve profitability. Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. This means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

4. Your registration statement on Form SB-2 should include all material information related to the transaction you are registering.
Consequently, it is not appropriate to have disclosure related to your filing incorporated by reference. Please remove this statement from the first paragraph in this section. Additionally, please revise your prospectus to specifically include information you previously incorporated by reference. We may have further comment.

5. Please disclose your website URL pursuant to Item 101(c)(3) of Regulation S-B.

6. As you have chosen to include a summary of your strategy, please revise to include a discussion of the risks and obstacles you must address in implementing this strategy.

7. Please disclose in the Summary, a discussion of your independent accountant`s statement as it relates to your ability to continue as a going concern.






Risk Factors

General

8. Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as "adversely affect" or "materially adversely affected" throughout the risk factor section.
These generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer.
9. We note the discussion under "Blue Sky" on page 70. Please include a separate risk factor to address the risk posed by restrictions on sales to or by shareholders in states where secondary trading is not authorized.

10. Please include a separate stand-alone risk factor discussing your independent auditors` opinion that because of your losses, working capital deficiency, and shareholders` deficiency they have substantial doubt about your ability to continue as a going concern.

11. Please include a separate risk factor disclosing the risks presented by the fact that you have no manufacturing, sales, marketing or distribution capabilities.

12. Please include a risk factor that addresses the risks associated with conducting clinical trials. Your disclosure should include the possibility of not enrolling enough patients, costs, FDA non-approval, etc.

13. To the extent applicable, please include a risk factor, which discusses risks associated with reliance and use of third-party manufacturers and suppliers.

We are a development stage company ..., page 8

14. Please revise the disclosure to indicate that as a result of continuing losses, you may exhaust your resources and be unable to complete the development of your products. Additionally, clearly state that your accumulated deficit will continue to increase as you continue to incur losses.

We will require substantial additional financing in order to meet our business ..., page 8

15. Please revise your disclosure to state that even if you receive additional financing, you may not be able to complete planned clinical trials, development, manufacturing and marketing of any or all of your product candidates.

16. Notwithstanding your cross-reference to the MD& A section, please disclose with more specificity the consequences of not raising sufficient long-term capital.

We must comply with significant government ..., page 9

17. As currently written, this risk factor is cumbersome and difficult to read. Your detailed discussion of clinical trials and the FDA`s Fast Track programs are likely not appropriate but rather its description should be kept to the "Governmental Regulation" section. Please revise the risk factor discussion to include only that information which is relevant to explain the risk to which you refer to in your subheading.

Because we will not pay cash dividends, investors may have to sell
....,page 14

18. As currently worded, this risk factor could apply to any issuer or any offering. Unless there is unique or company specific reason for including this type of disclosure, please remove it from this section. Please revise or advise.

The biotechnology and biopharmaceutical industries are
characterized
...., page 14

19. Please disclose the names of your key competitors and, to the extent easily obtainable, their respective shares of your target market.

The price of our common stock may be volatile ..., page 15

20. If you have experienced any of the difficulties described in the bullet points, please revise to describe the difficulties you have experienced and the actual or expected consequences.

21. In order to demonstrate the volatility in your stock price, please quantify the high and low price during each of the past three years

Additional authorized shares of common stock available for
issuance
...., page 19

22. Please quantify the number of shares that may be issued upon the exercise of outstanding options and warrants.

Shares eligible for future sale may adversely affect ..., page 19

23. Please revise to quantify the number of shares eligible for sale pursuant to Rule 144. If all of the shares of common stock being registered in this transaction are subject to and would be sold pursuant to Rule 144, please so state.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations and Plan of Operation

Overview, page 25
24. Your disclosure that the Share Exchange with Advaxis was treated as a reverse merger where Advaxis was the accounting acquirer appears to be inconsistent with your disclosure that the Share Exchange is treated as a recapitalization of Advaxis rather than a business combination. Since the Share Exchange with Advaxis was a capital transaction and not a business combination, please remove any disclosures in the filing that refer to a reverse merger or an accounting acquirer.

Research and Development, page 26

25. Your current disclosure of research and development expenses merely recites the amount by and how cash flows changed from one period to the next. Please revise the discussion to explain the significant variations in the line items between the periods presented. Specifically you should explain why the change occurred.
See the SEC`s guidance regarding management`s discussion and analysis of financial condition and results of operations (Release No. 33-
8350). For example, we note manufacturing expenses decreased by nearly 100% for the nine months ended September 30, 2004 as compared to a year earlier, please explain what accounted for the change.

26. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII -
Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.
Please disclose the following information for each of your major research and development projects:

* The costs incurred during each period presented and to date on the project;
* The nature, timing and estimated costs of the efforts necessary to complete the project;
* The anticipated completion dates;
* The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
* The period in which material net cash inflows from significant projects are expected to commence.

To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

Accounting Policies; Impact of Growth, page 26

27. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management`s Discussion and Analysis of
Financial Condition and Results of Operations, please discuss accounting estimates or assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

28. Please expand your disclosure to discuss the revenue recognition criteria outlined in Staff Accounting Bulletin No. 104 that will be followed when you recognize revenue for license fees and grants.
Please disclose your revenue recognition policy in Note 1, Principal
Business Activities and Summary of Significant Accounting
Policies.
Please refer to SAB Topic 13B.

Results of Operations, page 27

Nine Months Ended September 30, 2004 Compared to the Nine Months
Ended Sept 30, 2003, page 27

29. Please expand your disclosures to clarify the reason why certain
research and development and general and administrative expenses changed from 2003 to 2004. For example, why did manufacturing expenses decrease in 2004 and consulting fees increase in 2004? Revise your disclosures comparing the periods ended December 31, 2002 and 2003, accordingly,

Business

General

30. Please supplementally advise us whether you have filed an IND application with the FDA regarding any of the product candidates listed in the table on page 35. We may have further comments.

Partnerships and Agreements, page 35
31. For all of the agreements described under this section, please describe the material terms of each agreement. While you have disclosed some provisions, please be comprehensive and consistent in your description for all material agreements to which you are a party. Your discussion should include:
?	All material rights and obligations of the parties to the
agreement;
		?	Duration of the agreement;
   ?????Payment terms;
   ?????Termination provisions, including consequences of early termination; and
      ?????Any other terms that may be considered material.

Additionally, please file your agreements with Penn, Dr. Yvonne
Paterson, Dr. David Filer, AccessBio, Inc., DNA Bridges, Inc.,
UCLA,
David Carpi, Cobra Bio Manufacturing, Pharm-Olam International
Ltd.,
and Strategic Growth International, Inc.

Patents and Licenses, page 39

32. For each patent that has been issued to you, please disclose when each patent expires.

Executive Compensation, page 51

33. We note that Messrs. Derbin and Patton receive discretionary bonuses and stock option awards as part of their compensation. Please describe how these individuals` performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

Principal and Management Stockholders, page 55

34. Please identify the natural persons who have voting and dispositive power of the shares held by each of the entities listed under the beneficial ownership table on page 55.

Certain Relationships and Related Party Transactions, page 58

35. Please describe with specificity what services are provided to you under the consulting agreements you have with LVEP Management, LLC and Sentinel Consulting, Inc. Additionally, describe what services were provided to you under the agreement you had with Carmel
Ventures, Inc.

36. Currently you have only provided Todd Derbin`s employment agreement supplementally. Please file all of the material agreements described in this section with the registration statement on EDGAR.

Selling Stockholders, page 60

37. Please identify the natural persons who have voting and dispositive power for the common stock held by the named entities in the selling stockholders table on pages 61-68.

38. We note that some of the selling stockholders may be broker-dealers. If any of the selling stockholders are broker-dealers, please revise to identify them as underwriters. The only exception to this position is if these entities obtained these securities as compensation for underwriting services. As a result, please revise your disclosure on page 70 under "Blue Sky" and on page 77 in the "Plan of Distribution" section respectively.

39. If any of the selling shareholders are affiliates of broker-dealers, they should be so identified. We note that Sunrise Securities Corp., David Goodfriend, Amnon Mandelbaum, Marcia Kucher,
Derek Caldwell, Richard Stone and Nathan Low may be affiliates of broker-dealers, please revise accordingly. In addition, please revise your disclosure to include the following representations:

* The selling shareholder purchased in the ordinary course of business; and

* At the time of the purchase, the selling shareholder had no agreements or understanding to distribute the securities.

If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.

Lock Up of Certain Shares, page 75

40. Please state how many shares are subject to the lock-up agreement.

Plan of Distribution, page 76

41. Please refer to your statement that the selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by him and that the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, supplement, or an amendment to this prospectus amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. Please confirm your understanding that the Company may substitute new names for the name of the selling stockholders by means of a Rule 424(b) prospectus only if:

a. the change is not material;
b. the number of securities or dollar amount registered does not change; and
c. the new owners` securities can be traced to those covered by the original registration statement.

42. Please be advised that you may not use a prospectus supplement to add selling stockholders to the registration statement if their ownership cannot be traced to securities registered in the original registration statement.

Financial Statements, page F-1
43. Please update the financial statements as required by Rule
310(g)
of Regulation S-B.

Balance Sheet, page F-3
44. Please remove the pro forma balance sheet that gives effect to the issuance of securities subsequent to the balance sheet date or tell us your basis under GAAP for this presentation. Revise your disclosures in other sections of the filing, as appropriate.



Statement of Operation, page F-4
45. Please label all interim periods as "unaudited".

Statement of Shareholders` Equity (Deficiency), page F-5
46. It appears that you have retroactively restated for all shares immediately outstanding after the Share Exchange instead of using the equivalent number of shares received by Advaxis in the transaction.
Record any shares outstanding for the legal entity immediately prior to the Share Exchange and shares issued to financial advisors in connection with the Share Exchange in the period of the transaction.
Revise the weighted-average number of shares used in your loss per share calculations, accordingly.

2.  Intangible Assets, page F-9
47. It appears from your disclosures that no amortization expense was recorded in 2003. Please revise your financial statements or tell us your basis under GAAP for deferring the amortization of these assets until 2004.

4.  Stock Option, page F-12
48. We note in your disclosure here that there was no fluctuation in the Company`s stock price from inception to December 31, 2003. Based on the $23.84 increase in the weighted average exercise price from 2002 to 2003 it appears that the fair value of your common stock has increased during 2003. Please disclose and explain to us why no charge for stock-based compensation was recorded in 2003 due to the apparent increase in fair value.
49. Please disclose, and explain to us, how you accounted for the cancellation of stock options and grants of options in stock of Great
Expectations to employees and consultants. Please address your compliance with paragraphs 53 and 54 of FIN 44 in your response.

6.  Commitments and Contingencies, page F-13
50. It appears that you have included transactions with related parties in this note. Please disclose all material related party transactions in a footnote to the financial statements as required by
SFAS 57.

Exhibits

51. We note that you have not yet filed most of your exhibits.
Please be aware that when you file the exhibits on EDGAR, we will need time to look at them, and we may have comments.

Exhibit 5.1
52. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are unacceptable.
Investors are entitled to rely on the opinions expressed. Please delete the penultimate paragraph of the opinion.

FORM 8-K dated November 12, 2004, as amended
53. The commission file number on the cover page of your document does not agree with the file number, 000-28489, used in the EDGAR system. Please revise.
54. Please amend the filing to provide the historical financial statements of Advaxis prior to the Share Exchange and not financial statements retroactively restated for the recapitalization.
Please
remove the pro forma balance sheet that gives effect to capital raising transactions occurring after the interim balance sheet date.
55. As a result of the recapitalization transaction, there appears to be a change in the registrant`s fiscal year, as Advaxis and Great Expectations had different fiscal years. Please amend the filing to report the change in fiscal year as required by Item 5.03 of Form 8-K or advise us.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Keira Ino (202) 824-5488 or Don Abbott at
(202)
942-2819 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Lee at
(202)
824-5522 or me at (202) 942-1840 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Gary A. Schonwald
	Reitler Brown & Rosenblatt LLC
	800 Third Avenue
 	21st Floor
	New York, New York 10022












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Todd Derbin
Advaxis, Inc.
Page 1